Exhibit 99.1

Hywin Holdings Names Former Citigroup Investment Banker as Chief Financial Officer

Appointment further bolsters Hywin’s commitment to international standards of corporate governance and shareholder value following successful IPO and listing on NASDAQ

SHANGHAI, China, August 12, 2021 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth", “Hywin”, or the "Company", NASDAQ: HYW), a leading wealth management service provider in China, today announced its Board of Directors has approved the appointment of Mr. Wai Lok (Lawrence) to the position of Chief Financial Officer, effective on August 12, 2021, as the Company further bolsters its commitment to international standards of corporate governance and shareholder value, following its successful Initial Public Offering (IPO) and listing on NASDAQ in March.

Meanwhile, Mr. Zhou Huichuan, the previous CFO, will assume the role of Vice President of Strategic Projects and spearhead impactful initiatives.

Prior to joining Hywin, Mr. Lok was a senior investment banker at Citigroup. Mr. Lok had over 15 years of professional investment banking experience working in the United States and Hong Kong SAR. In that role, Mr. Lok led IPOs, private fundraising, M&As and other major transactions for leading TMT companies and financial service groups in China and other parts of Asia, and advised clients on their growth strategies and transformative initiatives. Mr. Lok graduated from the University of California, Berkeley with B.A. in Economics and B.S. in Business Administration.

“We are delighted to welcome Mr. Lok as our new CFO,” said Madame Wang Dian, Chief Executive Officer of Hywin Holdings. “Mr. Lok will deploy his strong capital markets expertise to strengthen our shareholder value-centric business strategy, and broaden our conversations with the international investor community. Mr. Lok’s experiences in mergers and acquisitions will also be useful to Hywin’s pursuits of growth via both organic and inorganic avenues.”

“Mr. Zhou Huichuan has been instrumental in Hywin’s stellar growth for the past few years, and he will continue his career with Hywin and support priority initiatives of the firm,” Madame Wang added.

Mr. Lok said, “It is a great privilege to join Hywin to contribute my expertise during a time of significant opportunities for the company, as China’s high-net-worth clients increasingly gravitate towards wealth managers that offer independent advisory and tailored solutions. I look forward to working with such a talented team to unlock strategic value for our clients and shareholders.”

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is the third largest independent wealth management service provider in China, with a 7.5% market share in terms of 2019 transaction value, according to China Insights Consultancy. The Company’s primary services are wealth management, insurance brokerage, and asset management. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platform serves clients across generations. For more information, please visit https://ir.hywinwealth.com/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Jingyi Wen

Email: ir@chyjr.com

ICR, LLC

Robin Yang

Phone: +1 212-537-5797

Email: HywinIR@icrinc.com

Media contact:

ICR, LLC

Ker Zheng

Phone: +86 139-2280-3249

Email: HywinPR@icrinc.com